UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 13D

Amendment No. 13

Under the Security Exchange Act of 1934


Mayors Jewelers, INC.
(Name of Issuer)

COMMON STOCK
(Title of class of securities)

45076 10 9
(CUSIP number)

Lior Ben-Shmuel
101 S. State Road 7, Suite 201
Hollywood, FL 33023
(Name, address and telephone number of person authorized to receive notices and communications)

September 21, 2001
(Date of event which requires filing of this statement)



1. Name of Reporting Persons. I.R.S. Identification No. of above person.

                       EB Family Partnership
				650401581

2. Check the appropriate Box if a Member of a Group

                       N/A

3. SEC Use Only


4. Source of Funds

                       PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                       Not Applicable            [     ]

6. Citizenship or Place of Organization

                       Israel

Sole Voting Power
Number of                   7          Eliahu Ben-Shmuel
Shares Beneficially                Shared Voting Power
Owned By                    8               0
Each Reporting                     Sole Dispositive Power
Person With                 9             1,840,101
                                   Shared Dispositive Power
                            10              0


11. Aggregate Amount Beneficially Owned by Each Reporting Person

                          1,840,101

12. Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares.

                           [   ]


13. Percent of Class Represented by Amount In Row (11)

                          9.50%

14. Type of Reporting Person (See Instructions)

                            IN


Item 1.                SECURITY AND ISSUER.

This statement of Beneficial Ownership on Schedule 13D is filed by Eliahu Ben-Shmuel with the Securities and Exchange Commission relating to the Common Stock, par value $.0001 per share (the Common Stock), of Mayors Jewelers, Inc., a Delaware corporation (Mayors). The address of the principle executive office of Jan Bell is 14051 Northwest 14th Street, Sunrise, Florida 33323.

Item 2.                IDENTITY AND BACKGROUND.

This statement is filed on behalf of Eliahu Ben-Shmuel (the Filling Person). Mr. Ben-Shmuel's principle occupation is functioning as an executive of various entities hereinafter mentioned. His principle office is located at 101 S. State Road 7, Suite 201 Hollywood, Florida 33023. Mr. Ben-Shmuel is a citizen of Israel.

The Filing Person is the General Partner of E.B. Family
Partnership, Ltd., a Colorado limited partnership, formed on March 26, 1993. The Filing Person is individually the general partner and E.B. Family Trust is the limited partner.

The Filing Person is President and a director of the Hay
Foundation, Inc., a Florida not-for-profit corporation.

The Filing Person is the President of Chai Developers, Inc., a
Florida corporation, which is the general partner of Chai
Developers Limited Partnership. The limited partnership was formed on October 21, 1996.

The Filing Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

The Filing Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.                SOURCE AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION.

The purchase of 16,200 shares of Mayors Jewelers on behalf of EB Family Partnership.



The transaction in Common Stock that took place on September 21, 2001 are set forth below:
Date      Shares Purchased          Shares Sold    Purchase Price

09/21/01  16,200                                        $1.20

Item 4.                PURPOSE OF TRANSACTION.

The purpose of the transactions was for investment purposes.


Item 5.                INTEREST IN SECURITIES OF ISSUER.

(a) The following chart indicates the number and percentage of shares of Common Stock beneficially owned by Eliahu
 Ben-Shmuel:


Name                                     Amount of Shares
E.B. Family Partnership                               1,314,900
Hay Foundation                                         112,997
Izac, Lior and Shlomi Trust                            146,800
Eliahu Ben-Shmuel IRA                                   16,704
Eliahu Ben-Shmuel                                      248,700
                       Total No. of Shares            1,840,101


(b) With respect to the following companies, the filing Person has the following voting and disposition powers:


Name           Sole Power to Vote          Shared Power to Vote
               Or Direct the Vote          or Direct the Vote

E.B. Family Partnership   1,314,900                     0
Hay Foundation              112,997                     0
Izac, Lior and Shlomi Trust 146,800                     0
Eliahu Ben-Shmuel IRA        16,704                     0
Eliahu Ben-Shmuel           248,700                     0
                          1,840,101                     0


Item 6.   Contracts, Arrangements, Understandings or
Relationships with
          Respect to Securities of the Issuer.

                       Not Applicable


Item 7.   MATERIAL TO BE FILED AS EXHIBITS

                       Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 8, 2001

By: /s/ Eliahu Ben-Shmuel
Eliahu Ben-Shmuel, Individually

E.B. Family Partners, LTD.

By: /s/ Eliahu Ben-Shmuel
Eliahu Ben-Shmuel, General Partner

Hay Foundation, Inc.

By: /s/ Eliahu Ben-Shmuel
Eliahu Ben-Shmuel, President

Chai Limited Partnership

By: /s/ Eliahu Ben-Shmuel
Eliahu Ben-Shmuel, President